Exhibit Index

Exhibit No.

1.1	Memorandum of Association*

1.2	Articles of Association as amended on January 15, 2001**

4.1	Cooperation agreement dated August 10, 1999, between ForSoft Ltd. and the Registrant (English summary accompanied by Hebrew original) ***

4.2	Agreement dated December 10, 1999, between the Registrant and Mainsoft Corporation****

4.3	Agreement dated June 2, 2000, among the Registrant, the owners of all of the issued and outstanding common stock of IntraComp Group Incorporated and IntraComp Group Incorporated****

4.4	Agreement dated June 12, 2003, among the Registrant, the owners of all of the issued and outstanding common stock of IntraComp Group Incorporated and IntraComp Group Incorporated

4.5	Agreement dated January 11, 2001 among the Registrant, the Israel Mezzanine Fund L.P., The Israel Mezzanine Fund, The Jordan (Bermuda) Investment Company Ltd. and First Israel Mezzanine Investors Ltd.**

4.6	Share Exchange Agreement dated October 13, 2002 among the Registrant, Formula Systems (1985) and certain shareholders of Liraz Systems Ltd.

4.7	The 1996 Share Option Plan – Part One, as amended on January 28, 1997, December 5, 1999, December 18, 2000 and December 26, 2000**

8	List of Subsidiaries

10.1	Consent of BDO Ziv & Haft

10.2	Certification of the Chief Executive Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act

10.3	Certification of the Chief Financial Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act

*    Incorporated by reference to the Registration Statement on Form F-1 (File No. 333-6208).
**  Incorporated by reference to the Registrant annual report on Form 20-F filed with the Securities and Exchange Commission on June 29, 2001.
***  Incorporated by reference to the Registrant annual report on Form 20-F filed with the Securities and Exchange Commission on June 28, 2002.
****  Incorporated by reference to the Registrant annual report on Form 20-F filed with the Securities and Exchange Commission on June 30, 2000.